FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices )

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: December 3, 2004

BY:

Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

SUIT 1904 - 837 WEST HASTINGS STREET

VANCOUVER, BC V6C 3N7

604-683-0484

FAX: 604-683-7497

December 3, 2004

VIA EDGAR

Securities & Exchange Commission

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

ANGLO SWISS RESOURCES INC.                                       November 29, 2004

#1904 - 837 West Hastings Street                                          TSX Venture:  ASW

Vancouver, BC V6C 3N7                                        OTC Bulletin Board:  ASWRF

                                                                                                       Berlin:    AMO

Anglo Swiss Stakes Additional gem ground
cancels private placement

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB – ASWRF, Berlin - AMO) has acquired an additional 32 mineral claim units to add to the 28 mineral claim units staked in July of this year.  The Company now controls in excess of 3700 acres in the Nelson Mining District.  The Units are the McAllister, Pipe, K1, K2, K3 and K4; three of the six claim units are contiguous.

Anglo Swiss has been exploring for gemstones in South-eastern British Columbia since 1995 and has discovered numerous showings of star-sapphire, iolite, and gem-garnet on the Blu Starr property in the Slocan Valley.  The Blu Starr also hosts a large flake-graphite showing, exposed along a logging road for 2 kilometers.  The recent discoveries of emerald, sapphire, opal and the emergence of the diamond industry throughout Canada have greatly advanced investor acceptance of the potential of Canadian gemstones.

The Blu Starr Gemstone property is located in the Slocan Valley, South-eastern British Columbia.  The property consists of 6200 hectares (15,312 acres) of mineral tenure rights plus an additional 650 hectares (1606 acres) of placer mineral rights contained in 13 placer claims.  Exploration to-date on less than 10% of the claim group has yielded dozens of gem outcrops at surface. The Sapphire Hill Zones 1, 2 and 3 from east to west, occur along a strike length of almost 2 kilometres. The property hosts numerous occurrences of sapphire (15), iolite or gem-cordierite (11), gemstone quality garnet (2), as well as a flake graphite deposit; other minerals include aquamarine (beryl), tourmaline, titanite, moonstone and several varieties of quartz crystals.

Previous exploration has confirmed that the geological setting and potential gem grades (carats per tonne) of the numerous showings are extremely promising.  Proposed 2004 work programs have been submitted on the Blu Starr property; W.G. Timmins, PEng, and Derek Strickland, PGeo, both qualified persons as defined by National Instrument 43-101, will supervise the project on behalf of the Company and act as independent outside consultants.  Any gemstones recovered from this program will be assessed for their possible value by independent, qualified evaluators.

Anglo Swiss Resources Inc. has cancelled the non-brokered private placement for four million units at 10 cents each, announced in a news release dated August 11, 2004. The Company currently has sufficient funds on hand to meet its ongoing obligations.

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.

On behalf of the Board,

"Len Danard"
President & CEO

For further information please contact: Anglo Swiss Resources Inc. or Investor Relations at Daimler Partners Mr. Peter Holt Internet www.anglo-swiss.com Email: angloswiss@shaw.ca	Telephone: 604-683-0484 Fax: 604-683-7497 Telephone 604-605-8522

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.